EXHIBIT 12.1

BOSTON PROPERTIES, INC.

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Boston Properties, Inc.'s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred dividends for the six months ended June 30, 2011 and the five years ended December 31, 2010 were as follows:

	Six Months Ended June 30, 2011	Year Ended December 31,
		2010	2009	2008	2007	2006
	(dollars in thousands)
Earnings:
Add:
Income from continuing operations before income (loss) from unconsolidated joint ventures	$101,074	$150,819	$250,681	$279,401	$336,375	$290,655
Gains on sales of real estate	—	2,734	11,760	33,340	929,785	719,826
Amortization of interest capitalized	1,829	2,660	2,498	2,315	2,394	3,387
Distributions from unconsolidated joint ventures	9,642	10,733	6,676	5,988	7,157	8,206
Fixed charges (see below)	219,249	422,403	375,243	345,834	346,731	331,140
Subtract:
Interest capitalized	(23,197)	(40,981)	(48,816)	(46,286)	(33,322)	(6,105)
Preferred distributions of consolidated subsidiaries	(1,665)	(3,343)	(3,594)	(4,226)	(10,429)	(22,814)

Total earnings	$306,932	$545,025	$594,448	$616,366	$1,578,691	$1,324,295

Fixed charges:
Interest expensed	$194,387	$378,079	$322,833	$295,322	$302,980	$302,221
Interest capitalized	23,197	40,981	48,816	46,286	33,322	6,105
Preferred distributions of consolidated subsidiaries	1,665	3,343	3,594	4,226	10,429	22,814

Total fixed charges	$219,249	$422,403	$375,243	$345,834	$346,731	$331,140

Preferred dividends	—	—	—	—	—	—

Total combined fixed charges and preferred dividends	$219,249	$422,403	$375,243	$345,834	$346,731	$331,140

Ratio of earnings to fixed charges	1.40	1.29	1.58	1.78	4.55	4.00

Ratio of earnings to combined fixed charges and preferred dividends	1.40	1.29	1.58	1.78	4.55	4.00